SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica Group: Presentation on quarterly results January-March 2016	2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 29, 2016	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer

Telefónica

Results

January – March 2016

Disclaimer

This document and the conference-call webcast (including the Q&A session) may contain forward-looking statements and information (hereinafter, the "Statements") relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company results and other aspects related to the activity and situation of the Company.

The Statements can be identified, in certain cases, through the use of words such as "forecast", "expectation", "anticipation", "aspiration", "purpose", "belief" or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

The content of this disclaimer must be taken into account by any individual or entity who may have to purchase or sell or elaborate or disseminate opinions related to any securities issued by the Company, and, in particular, by analysts and investors. Except as required by applicable laws, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business or business development strategy or any other unexpected circumstance.

This document and the conference-call webcast (including the Q&A session) may contain summarized or non-audited financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information.

Neither this document nor the conference-call webcast (including the Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of any securities, or a recommendation or advice regarding any security.

01 Q1 16 Highlights

Mr. José María Álvarez-Pallete
Chairman & CEO

Q1 16 Highlights; a good start

Accelerating sustainable profitable growth

- **+3.4% organic Revenue growth**
  - Clear path to further data monetisation (mobile data revenues: +19.9%)
- **Continued progress with value** customers (fiber, smartphones LTE, Pay TV)
  - Enhancing digital experience and loyalty
- **Accelerating organic growth in OIBDA to +5.5%** and **OpCF to 3.6%**
  - Focus on efficiency and cost rationalisation; maintaining strong margin at 31.3% (+0.6 p.p. y-o-y)

Outstanding connectivity

- **Enhancing leadership in differential platforms** (CapEx +7.8% y-o-y)
  - 32.1m fiber premises passed (+17% y-o-y); LTE coverage 50% (+16 p.p. y-o-y)

Strong market position across the board

- **Spain: revenues & OIBDA, growing simultaneously for the first time since Q3 08**
- **Brazil & Germany:** synergies driving OIBDA & OpCF growth
- **Hispam:** Revenue growth acceleration; strong performance in value
- **UK:** continued strong profitability; market leading contract churn

Robust liquidity position

- **€9bn financing since November at historical lows**
- **€19.9bn liquidity** (incl. EUR bond April), covering all maturities until Dec-17 without considering any FCF generation
- Mid term **Net Debt / OIBDA target < 2.35x confirmed**

2016 guidance and dividend reiterated

%: y-o-y organic

Financial summary

€ in millions	Q1 16 Reported	Q1 16 Reported y-o-y	Q1 16 Organic y-o-y
Revenues	10,784	(6.6%)	3.4%
OIBDA	3,376	(6.7%)	5.5%
OIBDA Margin	31.3%	0.0 p.p.	0.6 p.p.
OpCF (ex-spectrum)	1,875	(10.6%)	3.6%
Net income	776	(56.9%)	+25.7%
EPS	0.14	(60.9%)	+21.7%
FCF	69	(81.1%)	
Net financial debt	50,213	10.1%	

+25.7% and +21.7%: Ex-deferred tax asset O2 UK in Q1 15

Reported growth rates impacted by FX (with limited impact on FCF) and Perimeter


Latam currencies depreciation
Q1 y-o-y
(16.0 p.p.)
(14.8 p.p.)
Revenue
OIBDA


Positive contribution of GVT & DTS
Q1 y-o-y
5.8 p.p.
4.2 p.p.
Revenue
OIBDA


Positive FX impact in FCF
(€ in millions)
(540)
288
247
97
(10)
82
OIBDA
CapEx
W/C
Taxes + interest + Others
FCF disc. Op.
FCF

Q1 performance in line with year-end targets

2016 Guidance (Constant FX 2015; ex-VZ; ex-UK)	Guidance 2016E	Q1 16
Revenue	>4%	+8.0%
OIBDA margin	Stabilising vs. 2015	+0.1 p.p.
CapEx/Sales	Around 17%	14.2%

Net Financial Debt/OIBDA (adjusted for O2 UK sale)	<2.35x
Dividend (2016 full cash subject to the receipt of O2 UK proceeds) **€0.4/share cash payment in May-16** (second tranche of 2015 dividend)	**€0.75/sh.** Proposal to the AGM (12th May)
Share buyback: % share capital cancelled (treasury; subject to the receipt of O2 UK proceeds)	**1.5%** Proposal to the AGM (12th May)

Best quality customer base

Growth engines

Accesses (y-o-y organic in fixed services)

Accesses (Mar-16)



3x
+34%
+26%
+7%
+5%
LTE
FTTx + VDSL
Smartphones
Pay TV
Mobile Contract
35.6m
7.9m
115.1m
8.4m
90.5m

Increasing reach

Mar-15 (p.p.): y-o-y organic in fixed services

- Mobile Contract/ Total Mobile 37% (+3 p.p.)
- Smartphone penetration 49% (+11 p.p)
- FTTx + VDSL / FBB 38% (+9 p.p.)
- Pay TV / FBB 40% (+2 p.p.)

Strong commercial progress on high-quality

- **Expanding services**
  - 2.2m smartphones added to base in Jan-Mar 16
  - Rapid adoption of LTE; 15% penetration (5.9m net adds)
  - Pay TV reach the 8.4m mark; fostering video adoption
  - Outstanding fiber performance (378k net adds)
- **Delivering customer value**
  - **+5.2% Avg. Revenue/Access** (y-o-y organic)
    - Accesses +1% y-o-y to 321.9m
  - Continued **focus on loyalty**
    - Churn improving 0.6 p.p. q-o-q
  - **Enhancing customers offers**
    - Improving digital experience

OIBDA growth across the board



Revenue (organic y-o-y)
Contribution to Q1 y-o-y
Discontinued Operation
3.4%
11.3%
0.6%
0.2%
(2.3%)
(1.9%)
TEF
T. Hispam
T. Brazil
T. España
T. Deutschland
T. UK
3.4 p.p.
0.2 p.p.
0.0 p.p.
(0.4 p.p.)

Consistent revenue growth (12th Q in a row)

- **Benefitting from unmatched diversification**
- **Ongoing transformation of sales mix towards OnLife Telco**
  - BB Connectivity & SoC: 47% o/total; growing double digit
  - Progressive decline in voice & access to 44% o/total
- **Organic growth ramping-up sequentially** (+0.2 p.p.) mainly due to Hispam & Spain



OIBDA (organic y-o-y)
Contribution to Q1 y-o-y
Discontinued Operation
5.5%
8.2%
2.0%
1.7%
0.8%
5.5%
TEF
T. Brazil
T. España
T. Deutschland
T. Hispam
T. UK
2.2 p.p.
0.7 p.p.
0.2 p.p.
0.2 p.p.

Strengthening operating leverage

- **7th consecutive Q of OIBDA growth**
- **Sequential acceleration of OIBDA to +5.5%** y-o-y on proven execution
  - OpEx decelerating 2.3 p.p. q-o-q (+2.7% in Q1)
- **Sharp margin stabilisation** (31.3%; +0.6 p.p. y-o-y organic)
  - Transactions synergies savings
  - Progress on efficiencies from simplification: personnel, network and IT initiatives, support, customer care
- **OpCF accelerated to +3.6%** y-o-y

Further advances in data monetisation



Mobile data traffic (y-o-y)
LTE penetration
Smartphone penetration
+45%
+51%
12%
15%
Q4 15
Q1 16
48%
49%
LTE traffic (y-o-y)
>3x
LTE usage uplift
~60%
Contract 71%
Prepay 39%
Q1 16 revenue (y-o-y organic)
+19.9%
+28.8%
Data
Non-SMS data
LTE ARPU uplift
>15%
48%
+7 p.p.
86%
+6 p.p.
Data/MSR
Non-SMS/Data

LTE: Key lever on mobile data

- **LTE traffic:** 25% of mobile data traffic (+14 p.p. vs. Q1 15)
  - Q1 avg. usage per smartphone +13% y-o-y (580 MB/month)
  - Q1 LTE shipments 73%
- **Capturing data opportunity in T. Hispam**
  - T. Hispam prepay Smartphone penetration: 29% (+8 p.p. y-o-y)
  - Prepay ARPU uplift after data adoption; Q1 16: ~20%
- **Data test drive driving further usage**
  - Extra data take sales: x2.3

Starting to address FBB opportunity

- Booming FBB traffic (Q1 16: +45% y-o-y)
- Traffic expansion demanding faster speeds

Digital Services: monetising beyond connectivity

Revenue (y-o-y organic)


+3.9 p.p.
15.1%
19.0%
Q4 15
Q1 16

Q4 15	Q1 16
€1,068m	€1,056m


Q4 15 y-o-y
Q1 16 y-o-y
14.0%
17.3%
22.8%
27.2%
35.9%
41.7%
Video
Security
M2M

	Video	Security	M2M
Q1 16 Revenue	€665m	€71m	€43m
Contribution to Q1 16 y-o-y	11 p.p.	2 p.p.	1 p.p.

Video: traffic & ARPU growth

- **63% o/Digital Services rev.**
- **Bolstering LatAm presence & quality:**
  - New HD channels launched
  - OTT service launched in Uruguay, El Salvador, Guatemala & Costa Rica, more countries to follow
- **Own productions in Spain:**
  - Original content & exclusive channels ("Movistar #0")

Pay TV Accesses (m)


Satellite
IPTV/Cable
+7%
5.5
8.4
3.2
2.2
3.8
4.5
Mar-15
Mar-16

Digital services bundling solutions

- **Security (7% o/Digital Services rev.)**; >6m customers protect digital data with our "Personal Cloud" service
- **M2M (4% o/Digital Services rev.)**; Building verticalized value proposition in recently created IoT global business area
- **Cloud (8% o/Digital Services rev.)**; Partnerships with Amazon & VMware to enhance our proposition
- **Telefónica Open Future_**; JV with Scytl (eDemocracy) to create Open Seneca platform

TGR: Adding value through technology evolution

Accelerating UBB connectivity

Premises Passed with Fibre (FTTx)
(million)



~27
~32
Mar-15
Mar-16

FTTH
>+25%
y-o-y

LTE Coverage (%PoP)

50%
(+16 p.p. y-o-y)

T. Spain 83%
T. Deutsch 76%
T. HispAm 42%
T. Brazil 47%

Step forward to All-IP

VoIP accesses
5.2 m
5 countries

VoLTE deployments
3 countries

E2E Digitalisation

- **Full Stack:** 15 countries
- **Boosting digitalisation capabilities:**
  - **Big Data:** Deploying infrastructure and enabling business capabilities
  - Real Time Decision
- **Single Online Charging System (OCS) consolidation**
- **Maintained Record IT Service Delivery**
- **Security integrated in transformation projects**
- **Continued IT simplification & virtualisation**

13% Full Stack Customers

7.1 PB (x1.5 y-o-y)

50% Single OCS customers

-56% IT critical incidents

Network Transformation

- **All-IP Architecture:**
  - VoLTE deployment in Peru and Colombia
- **Quality:**
  - New Big Data project (monitor & improve customer experience)
- **Innovation:**
  - Successful SDN-IP trial in Peru

02 Q1 16 Results

Mr. Angel Vilá
CSFO

Telefónica

Spain: Focus on growing customer value

Net adds ('000)



FTTH
272
235
Q4 15
Q1 16
72
78
85
Jan
Feb
Mar
Consumer "Fusión"
138
69
Q4 15
Q1 16
19
23
27
Jan
Feb
Mar
Mobile voice contract
30
(61)
Q4 15
Q1 16
(22)
(29)
(10)
Jan
Feb
Mar

Trading improvement throughout Q1

- **Q1 trading reflect tariff update**
  - "Fusión", mobile contract, FBB non-convergent
  - Temporary churn uptick
- **Commercial activity normalised from March**
- **Fixed telephony net adds recovering**
- **Successful results of TV promo in H2 15**
  - ~75% of subs. stuck to TV add-ons
  - Promos for new customers launched in Q1



High-value penetration
Mar-15
Mar-16
20%
27%
33%
52%
UBB/FBB base
TV Add-ons/
Pay TV base



Consumer "Fusión" ARPU
Euros
+14%
+7%
68.6
73.2
78.2
Q1 15
Q4 15
Q1 16

Superior proposal makes the difference

- **Largest FTTH in Europe:** 15m prem. passed (0.7m in Q1)
  - 16% uptake at Mar-16
- **LTE expansion:** 83% pop. coverage (+8 p.p. q-o-q)
- **Nationwide Quad-Play capabilities**
- **Best Pay TV offer:** quality & price

Spain: Revenue & OIBDA growing including DTS

Revenue (organic y-o-y)



€3,126m
0.2%
(2.1%)
(2.0%)
FY 15
Q4 15
Q1 16

Starting a new cycle

- **First quarterly top line y-o-y increase after DTS consolidation**
- **ARPU uplift & customer expansion driving consumer revenue**
  - Higher quality in the customer mix (UBB, TV)
- **"Fusion" & Business IT,** the growth engines (+26% & +9% y-o-y)
- **Q1 Service Revenue** (SR) €3,009m; +1.0% y-o-y organic
  - **Consumer: 54% SR; +1.8% y-o-y** (Q4: -2.0% y-o-y)
  - **Business: 28% SR; -2.8% y-o-y** (Q4: -4.1% y-o-y)
  - **Others: 18% SR; +5.1% y-o-y** (Q4: -0.1% y-o-y)

OIBDA (organic y-o-y)



€1,266m
2.0%
(4.3%)
(7.5%)
FY 15
Q4 15
Q1 16

Strong operating leverage

- **Q1 OIBDA (€1,266 m): +2.0%** y-o-y organic
  - +9.5 p.p. vs Q4
- **OIBDA Margin:** 40.5% (+0.7 p.p. y-o-y organic)
- **Better organic OpCF trends y-o-y** (Q1: -0.5% vs. Q4: -7.5%)
- **Voluntary Suspension Plan savings from Q2 16** (no impact on Q1)

Germany: Continued data monetisation


Contract net adds ('000)
Ex-adjustments: 400k in Q4 15
198
181
Q4 15
Q1 16
Low contract churn levels; Q1: 1.8%


Contract gross adds mix
Partners
Retail
43%
45%
Q4 15
Q1 16
Partner share broadly stable from Q2 15


Revenue (y-o-y organic)
2.0%
(0.2 p.p.)
(4.0 p.p.)
0.0 p.p.
(2.3%)
Q4 15
MSR
Handset rev
Fixed rev
Q1 16

Customer base focus drives momentum

- **Further LTE deployment**
  - Mobile data traffic up 28% y-o-y (video and music streaming)
  - Average LTE data usage up 50% y-o-y
  - Continued LTE upside; penetration at 21%
  - Coverage at 76% (+8 p.p. y-o-y)
- **Record VDSL net adds** in Q1: 76k (+16% y-o-y)

Revenue reflects base mix effect

- **Sustained MSR performance** (Q1: -1.3%; -0.3 p.p. q-o-q)
  - Ramp-up of non-SMS data revenues to +12.7% y-o-y
  - Data revenues 55% of MSR (+4 p.p. y-o-y)
  - Regulatory impact: -0.3 p.p. in Q1 y-o-y
- Lower handset sales y-o-y (Q1: -5.5% vs. Q4 15: +17.9%)
- Maintained fixed revenue trends (Q1: -3.1% y-o-y)

Germany: Progressing in integration

Q1 16 financials

y-o-y organic ex non-recurrent



6.2%
16.0%
OIBDA
OpCF
€392m
€173m

Q1 16 CapEx
€220m
(-1.2% y-o-y)



21.1%
10.6%
OIBDA margin
OpCF margin
+1.8 p.p.
+1.7 p.p.

Synergy evolution

- **Repositioning of the O2 brand, customer base migration, network integration and IT transformation**
  - Q1 integration efforts with parallel work streams
  - Requiring upfront investments in H1 16; incremental synergies from H2 and will generate savings in the latter years
  - CapEx integration effects back-end loaded
- **Network improvements reflected in surveys** (*ComputerBild* magazine)

Ongoing robust profitability

- **OpEx -5.0% y-o-y**
  - Synergy capture: €55m
  - Benefits from first wave of restructuring (2015: 800 FTEs)
  - Lower MTRs and handset cost of sale
- **Solid OIBDA increase** y-o-y driven by **synergy execution**
  - Restructuring expenses (€23m in Q1 16); Disposal of "yourfone" (Q1 15: +€17m)

Brazil: Focus on profitable growth

Mobile penetration

y-o-y



18%
43%
61%
LTE
Contract
Smartphones
+13 p.p.
+7 p.p.
+21 p.p.

ARPU Q1 16 (y-o-y)



37.0%
13.7%
Data
Total

Data-centric strategy driving ARPU acceleration

- **Contract market share 42.4%** (+0.8 p.p. y-o-y)
  - **Contract churn stable** y-o-y despite macro environment
  - Largest mobile network, covering 89% of pop (3G & 4G)
  - **Superior customer satisfaction**

Fixed quality access

y-o-y



67%
54%
Premium/Pay TV
Fiber/FBB
+7 p.p.
+4 p.p.

ARPU Q1 16 (y-o-y)



12.9%
7.7%
TV
FBB
Premium +5.4%
Fiber +9.5%

Smart bundling to support long-term strategy

- **16.8m homes passed with fiber in 185 cities nationwide**
  - 3.9m HH connected
- Improving **legacy cooper network in SP generating higher returns**
- Strategy to differentiate **TV is paying off**
  - **ARPU y-o-y improvement** (+5 p.p. q-o-q); better sales mix
  - **Differential value preposition**: Multiroom PVR, Real Catch up
- **Successful brand unification during April 16**

Brazil: Best-in-class profitability

Service Revenue (organic y-o-y)



Total
Ex-regulation
7.1%
3.9%
5.9%
3.0%
4.1%
1.1%
FY 15
Q4 15
Q1 16

Financial (y-o-y organic)



Margin: y-o-y organic
32.1%
8.2%
0.6%
Revenue
OIBDA
OpCF
33.1%
+2.3 p.p.
18.8%
+4.5 p.p.

Outperforming the market

- **MSR +0.4% y-o-y** (+3.3% ex-regulation)
  - Growth engine: Data revenues/MSR: +9 p.p. to 48%
- **Fixed revenues** (+2.0% y-o-y; +4.5% ex-regulation)
  - Pay TV and fiber: +21.1% and +24.0% y-o-y
- Revenue +0.6% vs. Q1 15 despite macro affected by
  - Regulation (-2.7 p.p. y-o-y)
  - Lower handset sales (-0.4 p.p. y-o-y)

Synergies and efficiencies initiatives

- Sequential **improvement in OpEx trend** despite inflation pressure
  - Commercial cost -1.8% y-o-y on more selective approach
  - Continued **bad debt improvement** (-13.4% y-o-y)
  - All key projects milestones achieved in 2016 enabling capturing predicted synergies (€48m in Q1 OIBDA)

HispAm: Growing adoption of high-value services


Contract accesses y-o-y
Contract / total mobile
7%
(1%)
6%
7%
13%
25%
HispAm
ARG
COL
CHI
PER
MEX
22%
35%
26%
32%
36%
7%


FBB & Pay TV accesses y-o-y
FBB
Pay TV
3%
12%
stable
4%
5%
1%
16%
7%
21%
HispAm
ARG
CHI
COL
PER
FBB / traditional lines
45%
41%
75%
71%
67%
Pay TV / traditional lines
23%
44%
35%
50%

- **T. HispAm:**
  - Further push in contract (net adds x8 y-o-y)
  - Smartphone penetration +9 p.p. y-o-y to 38%
  - FBB & Pay TV penetration +4 p.p. y-o-y
- **Argentina:**
  - Strong LTE deployment (coverage of 69%)
  - Maintaining low churn levels in contract and FBB
- **Chile:**
  - The largest contract accesses growth in more than 4 years
  - 80% of FBB base >4 Mb; +9 p.p. y-o-y
- **Peru:**
  - Outstanding contract, FBB & TV accesses; outperforming peers on assets' quality
- **Colombia:**
  - Strong contract net adds & lower churn
- **Mexico:**
  - Continued momentum in contract (net adds x4 y-o-y)
  - Competition intensifying

HispAm: Focus on quality flowing into revenues

Revenue (organic y-o-y)



Change vs. Q4 15 y-o-y
Ex-regulation
+12.4%
11.3%
(0.7%)
(0.5%)
4.1%
8.6%
19.7%
HispAm
CHI
PER
COL
MEX
ARG
+3.2p.p.
stable
(3.9p.p)
+3.8p.p.
+8.7p.p.
+1.7p.p.

OIBDA (organic y-o-y)



0.8%
10.2%
(13.2%)
(8.1%)
14.6%
(11.4%)
HispAm
CHI
PER
COL
MEX
ARG
OIBDA margin
28.3%
34.4%
30.0%
33.3%
25.9%
21.4%
y-o-y organic
(2.9p.p.)
+3.4 p.p.
(4.4p.p.)
(4.4p.p.)
+1.3 p.p.
(7.5p.p.)

Accelerating top line growth

- **Revenue improvement despite lower handset sales** (-4.5% y-o-y)
  - **MEX**: Solid performance despite strong ARPM reduction
  - **COL**: Continued data revenue growth
  - **ARG**: Fixed revenues boosted performance
- **CHI**: Stable growth despite competition & regulatory impacts
- **PER**: Strong competition in prepay and regulation
- Main levers of revenue growth (y-o-y): **mobile data (+32.5%), FBB (+22.2%) and Pay TV (+18.2%)**

Steady OIBDA growth

- **OIBDA and margin expansion vs. Q1 15**
  - **CHI**: Improved y-o-y trends; more rational approach on subsidies
  - **MEX**: Positively affected by revenues, economies of scale & interconnection agreement
- **OIBDA margin erosion y-o-y**
  - **ARG**: Inflation & higher commercial expenses
  - **PER**: Tough comps & FX impact
  - **COL**: Increasing commercial cost, FX & inflation

UK: Market benchmark performance

Consolidated as discontinued operation

Contract net adds ('000)



133
739
115
Q1 15
FY 15
Q1 16

Sustained market leading contract churn <1%

- **Mobile base 25m**
- **Customer experience leadership** (7 years in a row)
- **Successful market propositions** ("Refresh", "Business Essentials")
- **LTE as a growth lever**
  - 639k net adds in Q1 16
  - Penetration: 38% (+3 p.p. q-o-q)
  - 87% outdoor coverage at Mar-16



MSR (y-o-y)
Ex "O2 Refresh"
Reported
2.9%
2.4%
2.6%
(5.3%)
(2.6%)
(0.5%)
Q1 15
Q4 15
Q1 16
Profitability (y-o-y)
5.5%
16.0%
OIBDA
OpCF

Strong financials: Ramp-up in growth

- **Better trends in revenue** (ex "O2 Refresh"): +1.5% y-o-y vs. Q1 15
  - **Seventh quarter of MSR increase** (ex "O2 Refresh")
  - **Slower handset sales** as customer await new high-end devices
- **OIBDA margin up to 26.3%** (+1.9 p.p. y-o-y)

Leverage impacted by Q1 seasonal effects



Net Financial Debt
€ in millions
Net Financial Debt/OIBDA
2.91x
49,921
(69)
141
757
61
(598)
50,213
Net Financial Debt/OIBDA
3.02x
ND/OIBDA post-O2 UK sale at 2.52x
Target < 2.35x reiterated
Includes €0.5bn on GBP FX
Net Fin. Debt Dec-15
FCF
Pre-retirements commitments
Shareholder remuneration & Hybrid coupon
Net financial investments
FX, MTM & Others
Net Fin. Debt Mar-16
1,875
(1,203)
(883)
12
277
(8)
69
OpCF ex-spectrum
Working capital
Net Interest
Tax
FCF discontinued operations
Others
FCF
Affected by seasonality

Strong liquidity to face upcoming maturities

Effective interest cost: 39 b.p. lower y-o-y


Guidance
Below 5%
5.05%
(0.45%)
0.06%
4.66%
Mar-15
Lower cost of European currencies
Other costs
Mar-16

Sources of long-term financing

€ in billions


€9bn L/T financing since Nov-15
0.6
2.8
1.3
0.2
4.9
Equity Linked-bond
Bonds
Other bank financing
Latam Financing
Total

Liquidity position

€ in billions


17.1
2.8
19.9
Undrawn credit lines & syndicated credit facilities
88% LT
Cash position ex-VZ
5.7
Mar-16
EUR bond April
Incl. EUR bond April

Net debt maturities (Mar-16)

€ in billions; not considering hybrid NC dates


Average debt life at 5.58 years
3.2
7.6
7.4
2016E
2017E
2018E

Telxius: a leading telecom infrastructure Co.

Created with selected assets from TEF…

- One of the **leading** telecom infrastructure service providers in **Europe** and the **Americas**
- **Secular industry trends and revenues visibility** levered by long-term contractual relationships
- **Strong cash conversion** driven by high profitability and low recurrent maintenance CapEx

… formed by fiber-optic submarine cables and mobile towers

1. **International network:** >65,000km submarine fiber-optic cables (~31,000km are owned)
2. **~16,000 telecom towers** in Spain, Germany and selected countries in LatAm

Substantial and profitable

Financial highlights (2015PF)



~€680m
OIBDA margin
~45%
~€300m
Revenue
OIBDA

Balanced portfolio & exposed to mature and emerging markets

Operations breakdown (2015PF)



Submarine Cables
Towers
~60%
~40%
Total Revenue
Tower Revenues
Latam ~15%
Europe ~85%

Conclusion

Solid start of 2016

- **Growth accelerating; organic OIBDA +5.5%**
- **OIBDA increasing across the board**
- **Spain growing in revenues & OIBDA; stabilising OpCF**
- **Strong execution in fiber, LTE and Pay TV**
- **Delivering a differentiated network experience**
- **Synergies and simplification efficiencies drive margin stability**
- **OpCF accelerates despite higher CapEx** to enhance differentiation

Full year guidance & dividend confirmed

Telefónica

For further information:
Investor Relations
Tel. +34 94 482 87 00
ir@telefonica.com
www.telefonica.com/investors